EXHIBIT 99.1

UAW Rejects New Agreements with Volvo Trucks North America

GOTEBORG, Sweden, Feb. 14, 2005 (PRIMEZONE) -- Volvo Trucks North America, Inc., announced that employees represented by the United Auto Workers yesterday rejected two of three tentative labor agreements covering approximately 2,800 members of UAW Local No. 2069 at the New River Valley, VA, plant. Volvo Trucks North America and the UAW have agreed that the plant will continue to operate under the terms of the agreements that expired on February 1, 2005, as negotiations on new contracts continue.

The union rejected a tentative "universal" agreement covering issues common to both salaried and hourly workers at the plant, and a tentative local agreement covering just hourly workers. A separate local agreement covering only the plant's approximately 190 salaried workers was approved.

Negotiations began on December 6, 2004, and the negotiating teams reached tentative agreements, subject to ratification by the local bargaining units, on February 1, 2005.

February 14, 2005

For further information, please contact Jim McNamara, Volvo Trucks North America, +1 336 393-2143

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 78,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and on NASDAQ in the US.

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